Jeffrey P. Schultz | 212 692 6732 | jpschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 faxwww.mintz.com

August 31, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:	Secure America Acquisition Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed on August 8, 2007 File No. 333-144028

Ladies and Gentlemen:

On behalf of Secure America Acquisition Corporation (formerly Fortress America Acquisition Corporation II, Inc.) (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amendment”), as initially filed with the Commission on June 25, 2007 and amended on August 8, 2007. We are delivering clean and marked complete courtesy copies of the Amendment to each of John Reynolds and Cathey Baker of the Commission.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated August 24, 2007, from John Reynolds, Assistant Director, Office of Emerging Growth Companies. The responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

Risk Factors, page 20

1.	Please add a risk factor to specifically address the fact that you could redeem the public warrants while a prospectus is current on the redemption date, but the warrant holders may not be able to exercise the warrants during the 30-day period prior to the redemption date (e.g., notice period) as a prospectus may not be current and the warrants may not be exercisable during that period. Due to these circumstances, the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

Response:  We have added disclosure on pages 7 and 82 of the Amendment to the effect that the Company will not redeem the warrants unless the Company has an effective registration statement covering the shares issuable upon exercise of the warrants and a current prospectus is available throughout the 30-day notice of redemption period. We have also added such provision to Section 6 of the Warrant Agreement, filed as Exhibit 4.5 to the Amendment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
August 31, 2007

2.	We note the disclosure on page 21 regarding the requirements and restrictions contained in the company’s amended and restated certificate of incorporation. Please discuss whether the company views these requirements and restrictions as obligations to its shareholders and whether the board of directors would take any action to waive or amend such provisions.

Response:  We have added disclosure to the end of the last paragraph on page 22 to the effect that the Company views the provisions as obligations to its stockholders and will not take any actions to waive or amend any of these provisions.

3.	We note that the first full risk factor on page 25 indicates that the existing stockholders control a substantial interest in the company. Please disclose whether the existing stockholders, including officers, directors or special advisors, intend to purchase additional units or shares of common stock from the company in the offering or later private placements, the open market or private transactions. If so, discuss how these purchases may impact their ability to influence the outcome of matters requiring stockholder approval, such as a business combination.

Response:  We have added the following disclosure to such risk factor on page 26 of the Amendment:

“None of our existing stockholders, directors, officers or special advisors have any current intention to purchase units in this offering, the aftermarket or otherwise. However, they are not prohibited from making any such purchases. If they do so, our existing stockholders, including our directors, officers and special advisors, will have a greater influence on the outcome of matters requiring stockholder approval, such as a business combination.”

Proposed Business, page 49

Sources of Target Businesses, page 53

4.	We note that you will not pay any of your existing officers, directors, special advisors or stockholders, or affiliates any finder’s fees or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finder’s fees or consulting fees to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management’s pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

Response:  We have included additional risk factor language on page 28 and added the following disclosure on page 54 of the Amendment:

“After the consummation of a business combination, our existing stockholders, officers, directors and special advisors may remain associated in some capacity with the acquired business if they are able to negotiate mutually agreeable employment or consulting agreements as part of any such combination, which terms would be disclosed to stockholders in any proxy statement relating to such transaction. In no event, however, would any of our existing stockholders, officers, directors or special advisors receive a finder’s fee from any party to a business combination. Negotiations with respect to an employment or consulting agreement would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation for services they would render to the combined company after the consummation of a business combination. We do not have a policy that prohibits such persons from pursuing or negotiating such agreements in connection with a business combination.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
August 31, 2007

5.	Please discuss whether the independent investment banking firm must be a member of the Financial Industry Regulatory Authority.

Response:  We have stated on pages 54, 56 and 74 of the Amendment that the investment banking firm rendering such fairness opinion may or may not be a member of FINRA.

6.	Please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to reply on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire. Please revise accordingly the disclosure in the “Fair Market Value of a Target Business” subsection on pages 54-55.

Response:  We have added the following disclosure to pages 54 and 56 of the Amendment:

“Such opinion may or may not be relied upon by our stockholders. While we will consider whether such opinion may be relied on by our stockholders when selecting an investment banking firm to provide a fairness opinion it will not be dispositive as to which investment banking firm we decide to engage for such opinion. Other factors expected to be considered by our board of directors in making such decision include, among others, cost, timing and reputation of the investment bank, including its knowledge of the homeland security industry.”

Management, page 65

Special Advisors, page 67

7.	Please revise to clarify what duties, if any, the special advisors will owe to the company and its shareholders. Also revise to clarify how the restrictive terms of your offering — such as those requiring initial shareholder to vote a certain way — will apply to these special advisors.

Response:  We have added the following disclosure to page 69 of the Amendment:

“We have no formal arrangements or agreements with these special advisors to provide any particular services to us, and they have no fiduciary obligations to us or our stockholders. These special advisors will provide advice, introductions to potential targets, and assistance to us, at our request, only if they are able to do so. Nevertheless, we believe that, with their business background and extensive contacts, they will be helpful to our search for a target business and our consummation of a business combination.

Mr. Frantz is an existing stockholder and Mr. Griffin is a member of Secure America Acquisition Holdings, LLC, our principal existing stockholder. Messrs. Frantz and Griffin have agreed to waive any right to receive a liquidation distribution with respect to the initial shares, to waive any right to exercise conversion rights with respect to any shares of our common stock owned or to be owned by them and to vote their initial shares in accordance with the majority of the shares of common stock voted by our public stockholders.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
August 31, 2007

Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

Kenneth R. Koch, Esq.
Jeffrey P. Schultz, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/	Jeffrey P. Schultz Jeffrey P. Schultz
cc:	Securities and Exchange Commission (John Reynolds, Esq., Assistant Director, Office of Emerging Growth Companies)

Secure America Acquisition Corporation (Messrs. C. Thomas McMillen and Harvey L. Weiss)

Bingham McCutchen LLP (Glen R. Openshaw, Esq.)